Filed Pursuant to Rule 424(b)(3)
File No. 333-46988

    CAMBRIDGE HEART, INC.

Prospectus Supplement No. 3 dated May 22, 2001
to the Prospectus dated October 18, 2000, as supplemented by
Prospectus Supplement No. 1 dated November 17, 2000 and
Prospectus Supplement No. 2 dated April 12, 2001

    On May 15, 2001, Cambridge Heart, Inc. filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. The attached information supplements and supersedes, in part, the information in the prospectus, as supplemented by prospectus supplements no. 1 and no. 2.

    This prospectus supplement no. 3 should be read in conjunction with the prospectus and prospectus supplements no. 1 and no. 2, which are required to be delivered with this prospectus supplement no. 3.

    Investing in our common stock involves a high degree of risk. See "Factors Which May Affect Future Results" beginning on page 8 of this prospectus supplement no. 3.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2001
Commission File Number 0-20991

CAMBRIDGE HEART, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	13-3679946
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 OAK PARK DRIVE BEDFORD, MASSACHUSETTS	01730
(Address of principal executive offices)	(Zip Code)

781-271-1200
(Registrant's telephone number, including area code)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/  No / /

Number of shares outstanding of each of the issuer's classes of common stock as of May 11, 2001:

Class	Number of Shares Outstanding

Common Stock, par value $.001 per share	17,052,889

CAMBRIDGE HEART, INC.

INDEX

PART I.	FINANCIAL INFORMATION
	ITEM 1.	FINANCIAL STATEMENTS
BALANCE SHEET AT DECEMBER 31, 2000 AND MARCH 31, 2001
STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
NOTES TO CONDENSED FINANCIAL STATEMENTS
	ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
	ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
PART II.	OTHER INFORMATION
	ITEM 5.	OTHER INFORMATION
	ITEM 6.	EXHIBITS AND REPORTS ON FORM 8-K

    This Quarterly Report on Form 10-Q contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The important factors discussed below under the caption "Factors That May Affect Future Operating Results," among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by our management from time to time.

PART I—FINANCIAL INFORMATION

ITEM 1

FINANCIAL STATEMENTS
CAMBRIDGE HEART, INC.
BALANCE SHEET
(Unaudited)

	December 31, 2000	March 31, 2001
Assets
Current assets:
Cash and cash equivalents	$1,305,845	$1,268,393
Marketable securities	10,149,397	8,308,244
Accounts receivable, (net of allowance for doubtful account of $54,807 at December 31, 2000 and March 31, 2001)	617,619	664,264
Inventory	406,096	490,477
Prepaid expenses and other current assets	72,058	203,934

Total current assets	12,551,015	10,935,312
Fixed assets, net	827,211	764,098
Other assets	596,782	689,164

	$13,975,008	$12,388,574

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$578,050	$559,318
Accrued expenses	507,751	704,233
Short term debt	206,958	137,425

Total current liabilities	1,292,759	1,400,976

Stockholder's equity:
Common stock, $.001 par value; 25,000,000 shares authorized; 17,052,597 and 17,052,889 shares issued and outstanding at December 31, 2000 and March 31, 2001, respectively	17,053	17,053
Additional paid-in capital	49,326,663	49,342,318
Accumulated deficit	(36,635,176)	(38,349,238)

	12,708,540	11,010,133
Less: deferred compensation	(26,291)	(22,535)

Total stockholders' equity	12,682,249	10,987,598

	$13,975,008	$12,388,574

See accompanying notes to condensed financial statements.

CAMBRIDGE HEART, INC.
STATEMENT OF OPERATIONS
(Unaudited)

	Three months ended March 31,
	2000	2001
Revenue	$412,904	$677,927
Cost of goods sold	435,305	514,446
Cost and expenses:	(22,401)	163,481
Research and development	924,149	563,919
Selling, general and administrative	1,268,376	1,498,148

Loss from operations	(2,214,926)	(1,898,586)
Interest income, net	128,903	184,524

Net loss	$(2,086,023)	$(1,714,062)

Net loss per share—basic and diluted	$(0.14)	$(0.10)

Weighted average shares outstanding—basic and diluted.	14,449,379	17,052,889

See accompanying notes to condensed financial statements.

CAMBRIDGE HEART, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

	Three months ended March 31,
	2000	2001
Cash flows from operating activities:
Net loss	$(2,086,023)	$(1,714,062)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	88,605	164,595
Compensation expense related to stock options	43,022	19,411
Changes in operating assets and liabilities:
Accounts receivable	43,527	(46,645)
Inventory	(101,304)	(84,381)
Prepaid expenses and other current assets	(60,370)	(131,876)
Other assets	(1,040)	(9,820)
Accounts payable and accrued expenses	(86,119)	177,750

Net cash used for operating activities	(2,159,702)	(1,625,028)

Cash flows from investing activities:
Proceeds from the sale of marketable securities	190,257	1,841,153
Purchase of fixed assets	(86,888)	(19,868)
Capitalization of software development costs	(44,970)	(164,176)

Net cash provided by investing activity	58,399	1,657,109

Cash flows from financing activities:
Proceeds from issuance of common stock, net Of issuance costs	2,075,080	—
Proceeds from the exercise of warrants	294,841	—
Proceeds from utilization of bank credit line	(88,976)	(69,533)

Net cash provided by financing activities	2,280,945	(69,533)
Net increase (decrease) in cash and cash equivalents	179,642	(37,452)
Cash and cash equivalents at beginning of period	2,657,392	1,305,845

Cash and cash equivalents at end of period	$2,837,034	$1,268,393

See accompanying notes to condensed financial statements.

CAMBRIDGE HEART, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

1.  NATURE OF BUSINESS

    Cambridge Heart, Inc. (the "Company"), was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to hospitals, research institutions and cardiology specialists.

2.  BASIS OF PRESENTATION

    The condensed financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements dated December 31, 2000 and the notes thereto included in the Company's 2000 Annual Report on Form 10-K. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 2001, and the results of its operations and its cash flows for the three month periods ended March 31, 2000 and 2001, have been made. The results of operations for such interim periods are not necessarily indicative of the results for the full year or any future period.

3.  NET LOSS PER SHARE

    Consistent with SFAS 128, basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. The Company has excluded 2,285,187 and 4,260,345 of potential common stock equivalents from the calculation of diluted weighted average share amounts for the three month periods ended March 31, 2000 and 2001 respectively, as its inclusion would have been anti- dilutive.

4.  DERIVATIVE FINANCIAL INSTRUMENTS

    The Company has adopted the provisions of Statements of Financial Accounting standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The adoption had no effect on the Company's financial results as the Company does not currently utilize any derivative financial instruments.

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW

    We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing such key problems in cardiac diagnosis as the identification of those at risk of sudden cardiac death, the early detection of coronary artery disease. Clinical research conducted to date has demonstrated that the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of a cardiac event such as ventricular tachyarrhythmia or sudden death. Sudden cardiac death accounts for approximately one-half of all cardiac related deaths, or about 300,000 in the United States each year.

NEW DEVELOPMENTS

    In March 2001, we entered into a three year agreement with Agilent Technologies, Inc., which we refer to as Agilent, making them the exclusive distributor of our CH 2000 stress test system within the U.S. The product will be marketed by the Agilent sales force as the Cambridge Heart CH 2000. With Agilent distributing the CH 2000 for stress, it allows us to concentrate our efforts on our patented Microvolt T-Wave Alternans products and technology. The CH 2000 to be marketed by Agilent, has been upgraded to be compatible with Microsoft Windows 2000. We shipped the first upgraded CH 2000 to Agilent during the first quarter.

    The integration of our Microvolt T-Wave Alternans technology with the Quest stress test system of our strategic partner Spacelabs Medical, Inc. is complete, as is the testing and system validation. Under the terms of an agreement signed last year, Spacelabs will distribute our Microvolt T-Wave Alternans technology as a feature on its Quest diagnostic cardiac system. Spacelabs submitted a 510(k) to the FDA for approval in May 2001. We expect initial shipments of the new product to begin in the second quarter of 2001.

    The Alternans Before Cardioverter Defibrillator, which we refer to as the ABCD clinical trial, that we are sponsoring together with St. Jude Medical has received FDA approval and the first patients has been enrolled. The purpose of the trial is to evaluate the effectiveness of our non-invasive Microvolt T-Wave Alternans test as compared to an invasive electrophysiology study in identifying candidates suitable for implantable cardioverter defibrillator therapy. The study will be conducted at approximately 35 sites both in the U.S. and overseas. The study will enroll approximately 540 patients over the next year and will have an additional year of follow-up.

    In March 2001, we received notification from the American Medical Association (AMA), that their CPT Editorial Panel Executive Committee voted to establish a new Category I CPT code for our Microvolt T-Wave Alternans test based upon their review of literature and data we submitted for their consideration. The Committee found that the data demonstrate Microvolt T-Wave Alternans testing is a predictor of risk of sudden death. We believe that the new CPT code, when issued, should significantly improve the process for obtaining reimbursement for the Microvolt T-Wave Alternans test and provide our customers with an efficient means to submit claims and receive payment in a timely manner. The AMA is currently gathering data to determine the amount of reimbursement to recommend for the test when the new code is published and available for use in January 2002.

    We are also making progress toward obtaining coverage for Medicare patients. Medicare's Cardiology Working Group has developed a model coverage policy. This model policy provides a recommendation to local Medicare Carriers across the United States as to coverage and payment for our Microvolt T-Wave Alternans test. To date, 6 Medicare Carriers covering over a dozen states, including New York and California, have posted draft policies, based on the Medicare Cardiology Working Group recommendation, on their web sites. These policies will remain posted for 60 days for comments and will then be finalized and adopted for use.

    During the quarter we continued to increase the size of our direct sales organization. We expect to have a total of 13 sales representatives and 2 sales managers in place by the end of May.

RESULTS OF OPERATIONS

Three Month Periods ended March 31, 2000 and 2001

    Revenue for the three month periods ended March 31, 2000 and 2001 was $412,904 and $677,927 respectively, an increase of 64%. This increase is primarily due to revenue from the sale of our Microvolt T-Wave Alternans products (Heartwave, CH 2000 with Microvolt T-Wave Alternans, Micro-V Alternans Sensors) which increased 50% during the same periods. Microvolt T-Wave Alternans product sales represented 65% and 59% of total revenue for the three month periods ended March 31, 2000 and 2001 respectively.

    Revenue from sales to customers in the United States for the three month period ended March 31, 2001 was $340,000, an increase of 49% compared to the same period of 2000. U.S. revenue of Microvolt T-Wave Alternans products increased 52% during the same periods primarily due to revenue from the sale of our Heartwave products and increased sales volume of our disposable Micro-V Alternans Sensors.

    Revenue from sales to customers outside the United States for the three month period ended March 31, 2001 was $337,900, an increase of 82% compared to the same period of 2000. International revenue of Microvolt T-Wave Alternans products increased 46% during the same periods. Revenue from the sale of our CH 2000 stress test system were $167,100, an increase of 107% during the first quarter of 2001 compared to the first quarter of 2000 primarily due to higher orders from our European distributors.

    Gross margin on products sold for the three month periods ended March 31, 2000 and 2001 was (5%) and 24% of revenue respectively. The improvement in the margin percentage to sales reflects the effect of improved equipment sales volume on the utilization of fixed labor and overhead costs and the impact of material cost reduction efforts.

    Research and development expenses decreased from $924,149 in the three month period ended March 31, 2000 to $563,919 for the same period of 2001, a decrease of 39%. Costs incurred during the first quarter of 2000 reflected the development efforts associated with our Heartwave product, which was introduced to the market during the second half of 2000. Costs are expected to increase modestly during the balance of 2001 in support of key clinical studies and selected development programs.

    Selling, general and administrative expenses increased from $1,268,376 in the three month period ended March 31, 2000 to $1,498,148 in the same period in 2001, an increase of 18%. The increase reflects costs associated with the planned expansion of our U.S. sales organization and the marketing and training efforts in support of this activity. We expect selling, general and administrative expenses to increase during the year 2001 as revenues grow and as we expand our U.S. sales force.

    Net interest income was $128,903 for the three month period ended March 31, 2000 compared to $184,524 for the same period in 2001. This increase resulted from a higher level of invested cash for the three months ended March 31, 2001 when compared to the same period last year due to our equity financing activities in January and September 2000. Interest expense on short-term borrowings was $4,536 for the three month period ended March 31, 2000 compared to $4,000 for the same period in 2001.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 2001, we had cash, cash equivalents and marketable securities of $9,576,637. During the three month period ended March 31, 2001, our cash, cash equivalents and marketable securities decreased by $1,878,605 or 16%, consistent with our net loss for the three month period of $1,714,062 and an increase in net operating assets of $94,972.

    Inventory levels increased from $406,096 to $490,477 as of December 31, 2000 and March 31, 2001 respectively. The inventory increase is primarily attributable to the planned build of components for both the Heartwave and CH 2000 to support planned shipments of both products for domestic and international customers. Inventories consist of the following:

	December 31, 2000	March 31, 2001
Raw Materials	$343,396	$475,334
Work in Process	12,938	632
Finished Goods	49,762	44,511

	406,096	520,477
Provision	—	(30,000)

	$406,096	490,477

    Fixed asset additions during the quarter primarily represent increased clinical research units and computer equipment for newly hired sales representatives. We do not expect capital expenditures to exceed an aggregate of $1,000,000 over the next year.

    Under the terms of various license, consulting and technology agreements, we are required to pay royalties on sales of our products. Minimum license maintenance fees under these license agreements, which are creditable against royalties otherwise payable for each year, range from $10,000 to $40,000 per year in total through 2008. We are committed to pay an aggregate of $280,000 of such minimum license maintenance fees subsequent to March 31, 2001 as the technology is used. As part of these agreements, we are also committed to meet certain development and sales milestones, including a requirement to spend a minimum of $200,000 in any two-year period for research and development, clinical trials, marketing, sales and/or manufacturing of products related to certain technology covered by the consulting and technology agreements

    We anticipate that our existing capital resources will be adequate to satisfy our capital requirements through the next twelve months.

FACTORS WHICH MAY AFFECT FUTURE RESULTS

    This Quarterly Report on Form 10-Q contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Quarterly Report.

Risks Related to Our Operations

We have a history of net losses, we expect to continue to incur net losses and may not achieve or maintain profitability

    We are engaged primarily in the commercialization, manufacture, research and development of products for the non-invasive diagnosis of heart disease. We have incurred substantial and increasing net losses through March 31, 2001. We may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We believe that our research and development expenses will increase in the future as we develop additional products and fund clinical trials of our product candidates. Our research and development expenses may also increase in the future as we supplement our internal research and development with additional third party technology licenses and potential acquisition of complementary products and technologies. We also expect that our selling, general and administrative expenses will increase significantly in connection with the continued expansion of our sales and marketing activities. Revenues generated from the sale of our products will depend upon numerous factors, including:

  •
  the timing of regulatory actions;

  •
  progress of product development;

  •
  the extent to which our products gain market acceptance;

  •
  varying pricing promotions and volume discounts to customers; competition; and

  •
  the availability of third-party reimbursement.

We have not been able to fund our operations from cash generated by our business, and if we cannot meet our future capital requirements, we may not be able to develop or enhance our technology, take advantage of business opportunities and respond to competitive pressures.

    We have principally financed our operations over the past two years through the private placement of shares of our common stock. If we do not generate sufficient cash from our business to fund operations or if we cannot obtain additional capital through equity or debt financings, we will be unable to grow as planned and may not be able to take advantage of business opportunities, develop new technology or respond to competitive pressures. This could limit our growth and have a material adverse effect on the market price of our common stock. Any additional financing we may need in the future may not be available on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders.

We depend on our Microvolt T-Wave Alternans technology for a significant portion of our revenues and if it does not achieve broad market acceptance, our revenues could decline

    We believe that our future success will depend, in large part, upon the successful commercialization and market acceptance of our Microvolt T-Wave Alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology and upon our ability to obtain third party reimbursement for users of our technology. The failure of our Microvolt T-Wave Alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products would reduce our revenues. This could have a material adverse effect on the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our Microvolt T- Wave Alternans technology or that our competitors will not develop competing technologies that are superior to our technology.

The results of future clinical studies may not support the usefulness of our technology

    We have sponsored and are continuing to sponsor clinical studies relating to our Microvolt T-Wave Alternans technology and Micro-V Alternans Sensors to establish the predictive value of such technology. Although studies on high risk patients to date have indicated that the measurement of Microvolt T-Wave Alternans to predict the vulnerability to ventricular arrhythmia is comparable to electrophysiology testing, we do not know whether the results of such studies, particularly studies involving patients who are not high risk, will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of Microvolt T-Wave Alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technology, would have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology

The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do

    Competition from competitors' medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technology and our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. Many of our competitors and prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

We depend heavily on independent manufacturers' representatives and foreign distributors

    We currently market our products in the United States through a small direct sales force and independent manufacturers' representatives. We may not be able to continue to recruit and retain skilled sales management, direct sales persons or independent manufacturers' representatives. We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis in the relevant geographic market. To the extent that we rely on sales in certain territories through distributors, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, there can be no assurance that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us.

We obtain critical components and subassemblies for the manufacture of our products from a limited group of suppliers, and if our suppliers fail to meet our requirements, we will be unable to meet customer demand and our customer relationships would suffer

    We do not have long-term contracts with our suppliers. Our dependence on a single supplier or limited group of smaller suppliers for critical components and subassemblies exposes us to several risks, including:

  •
  a potential for interruption, or inconsistency in the supply of components or subassemblies leading to backorders and product shortages;

  •
  a potential for inconsistent quality of components or subassemblies supplied, leading to reduced customer satisfaction or increased product costs; and

  •
  inconsistent pricing.

    Disruption or termination of the supply of these components and subassemblies could cause delays in the shipment of our products, resulting in potential damage to our customer relations and reduced revenue. From time to time in the past, we have experienced temporary difficulties in receiving timely shipment of key components from our suppliers. We can give no assurance that we would be able to identify and qualify additional suppliers of critical components and subassemblies in a timely manner. Further, a significant increase in the price of one or more key components or subassemblies included in our products could seriously harm our results of operations.

We will not be able to sell our products in the European Common Market if we are unable to obtain ISO 9001 certification and to receive a CE mark certification for our products

    We are required to obtain ISO 9001 certification and to receive a CE mark certification, an international symbol of quality and compliance with applicable European medical device directives. If we fail to receive a CE mark by June 30, 2001, we will be prohibited from selling our CH 2000 in the European Common Market after this date. We can give no assurance that we will be successful in meeting certification requirements. If we fail to obtain ISO 9001 certification or receive a CE mark certification, our sales would be reduced and our results of operations would be adversely impacted.

Risks Related to the Market for Cardiac Diagnostic Equipment

We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against potential product liability claims

    The testing, manufacture, marketing and sale of medical devices entails the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the United States and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of the CH 2000 and the Heartwave systems, or cause a significant financial burden on Cambridge Heart, or both, and could have a material adverse effect on our business, financial condition, and ability to market the both systems as currently contemplated.

We may not be able to obtain or maintain adequate levels of third-party reimbursement

    Our revenues currently depend and will continue to depend, to a significant extent, on sales of our CH 2000 and Heartwave systems. Our ability to successfully commercialize these systems depends in part on the availability of, and our ability to obtain and maintain, adequate levels of third-party reimbursement for use of these systems. Only limited reimbursement is currently available for performance of our Microvolt T-Wave Alternans test. The amount of reimbursement in the United States that will be available for clinical use of the Microvolt T-Wave Alternans test is uncertain and may vary. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payers may deny reimbursement if they determine that a prescribed device has not received appropriate FDA or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Our ability to commercialize the CH 2000 and Heartwave systems successfully will depend, in large part, on the extent to which appropriate reimbursement levels for the cost of performing an Microvolt T-Wave Alternans test are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. We do not know whether reimbursement in the United States or foreign countries for the Microvolt T-Wave Alternans test will increase, or will not be decreased in the future or that reimbursement amounts will not reduce the demand for, or the price of, the CH 2000 and Heartwave systems. The unavailability of third-party reimbursement or the inadequacy of the reimbursement for Microvolt T-Wave Alternans tests using the CH 2000 and Heartwave systems would have a material adverse effect on our business.

We may not be able to obtain or maintain patent protection for our products

    Our success will depend, in large part, on our ability to develop patentable products, enforce our patents and obtain patent protection for our products both in the United States and in other countries. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue from any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technology. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technology, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technology, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology.

Others could claim that we infringe their intellectual property rights

    Our commercial success will depend in part on our neither infringing patents issued to others nor breaching the licenses upon which our products might be based. We have licensed significant technology and patents from third parties, including patents and technology relating to Microvolt T-Wave Alternans and cardiac electrical imaging licensed from The Massachusetts Institute of Technology. Our licenses of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to nonexclusive in nature or could terminate.

We could become involved in litigation over intellectual property rights

    The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. In particular, our competitors and other third parties hold issued patents and are assumed to hold pending patent applications, which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost, to determine the priority of inventions. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products, which would compete unfairly with our products.

If we are not able to keep our trade secrets confidential, our technology and information may be used by others to compete against us

    We rely on unpatented trade secrets to protect our proprietary technology. We can give no assurance that others will not independently develop or acquire substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology. We rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants. We may not have adequate remedies for any breach by a party to these confidentiality agreements. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on Cambridge Heart.

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We own financial instruments that are sensitive to market risk as part of our investment portfolio. The investment portfolio is used to preserve our capital until it is used to fund operations, including research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We invest our cash primarily in money market mutual funds and U.S. government and other investment grade debt securities. These investments are evaluated quarterly to determine the fair value of the portfolio. Our investment portfolio includes only marketable securities with active secondary or resale markets to help assure liquidity. We have implemented policies regarding the amount and credit ratings of investments. Due to the conservative nature of these policies, we do not believe we have a material exposure due to market risk.

    We carry the amounts reflected in the balance sheet of cash and cash equivalents, trade receivables, trade payables, and line of credit at fair value at March 31, 2001 due to the short maturities of these instruments.

PART II—OTHER INFORMATION

ITEM 5.  OTHER INFORMATION

    In February 2001, Mr. David A. Chazanovitz was appointed our Chief Executive Officer. Mr. Jeffrey M. Arnold, who was our Chief Executive Officer from September 1993 to February 2001, continues as a part-time employee and Chairman of the Board of Directors.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

    (a) Exhibits

    The exhibits listed in the Exhibit Index filed as part of this report are filed as part of or are included in this report.

EXHIBIT INDEX

Exhibit Number	Description
10.1*	OEM Purchase Agreement by and between the Registrant and Agilent Technologies, Inc. dated March 16, 2001.
*
The Registrant has requested confidential treatment as to certain portions, which have been filed separately with the SEC.

    (b) Reports on Form 8-K

    No reports on Form 8-K were filed during the quarter ended March 31, 2001

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CAMBRIDGE HEART, INC.
Date: May 14, 2001	By:	/s/ DAVID A. CHAZANOVITZ David A. Chazanovitz President, Chief Executive Officer